

December 16, 2022

Anqiang Chen
Financial Controller
Tuniu Corporation
Tuniu Building No. 32
Suningdadao, Xuanwu District
Nanjing, Jiangsu Province 210042
The People's Republic of China

> **Re: Tuniu Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Response dated November 16, 2022**
> **File No. 001-36430**

Dear Anqiang Chen:

We have reviewed your November 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2022 letter.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 3. Key Information
D. Risk Factors, page 11

1. We note from your revised disclosure in response to prior comment 2 that "the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong and Macau which operate under different sets of laws from mainland China." Therefore, we reissue prior comment 2 in part.

    Where appropriate, explain how commensurate laws in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company's operations in Hong Kong and Macau, associated with those laws. For example, please clarify whether a different set of laws apply to entities or businesses in Hong Kong and Macau as it relates to the disclosure in the following risk factors on pages 3 and 35, respectively:

- "Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs"; and

- "We conduct our business in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions…").

As part of your revised disclosure, address the risk that that the Chinese government may intervene or influence your operations in Hong Kong and Macau at any time.

 You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon Buskirk, Staff Accountant, at 202-551-3717 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation